Exhibit 99.1

NOTICE OF

AN ANNUAL GENERAL MEETING OF THE SHAREHOLDERS TO BE

HELD ON DECEMBER 21, 2026

To the shareholders of PRF Technologies Ltd.:

Notice is hereby given that an Annual General Meeting (the “Meeting”) of the shareholders of PRF Technologies Ltd. (the “Company”) will be held at the offices of the Company’s attorneys, Amit, Pollak, Matalon & Co., at APM House, 18 Raoul Wallenberg St., Building D, 6th floor, Ramat Hachayal, Tel Aviv, Israel on Monday, December 21, 2026 at 3:00 p.m. (Israel Time).

The agenda of the Meeting will be as follows:

1.	To approve the re-election of Mr. Asaf Shavit to the Board of Directors as a Class II director, so that following such re-election, his term shall expire in accordance with his class.

2.	To approve an increase of the Company’s authorized share capital by 12,000,000 ordinary shares, such that following the increase, the authorized share capital shall consist of a total of 24,000,000 ordinary shares, with no nominal value each, and to amend the Company’s amended and restated articles of association (the “Articles of Association”) accordingly.

3.	To approve a reverse split of the Company’s ordinary shares, with no nominal value each, at a ratio of 5-to-1, so that each five (5) ordinary shares of the Company, with no nominal value each, shall be recapitalized into one (1) ordinary share of the Company, with no nominal value each, and to amend the Company’s Articles of Association accordingly.

4.	To approve the terms of engagement of Mr. Efi Cohen-Arazi, a member of the Board of Directors, as the Company’s Interim Chief Executive Officer, through a company wholly owned by him, effective retroactively as of March 26, 2026.

5.	To approve the grant to Mr. Efi Cohen-Arazi, a member of the Board of Directors and the Company’s Interim Chief Executive Officer, of options to purchase 100,000 ordinary shares of the Company (on a pre-Reverse Split basis, or 20,000 ordinary shares following the Reverse Split, if approved and effected).

6.	To approve the re-appointment of Kesselman & Kesselman, Certified Public Accountants (Isr.), a member firm of PricewaterhouseCoopers International Limited (the “Auditors”), as the Company’s independent registered public accounting firm for the year ending December 31, 2026, and to authorize the Board of Directors, upon the recommendation of the Audit Committee, to determine the Auditors’ remuneration to be fixed in accordance with the volume and nature of their services to the Company for such fiscal year.

7.	To review and discuss our financial statements for the year ended December 31, 2025, and to transact such other business as may properly come before the Meeting.

Only shareholders of record at the close of business on Thursday, December 17, 2026 are entitled to notice of, and to vote at, the Meeting and any adjournment or postponement thereof. You are cordially invited to attend the Meeting in person.

If you are unable to attend the Meeting in person, you are requested to complete, date and sign the enclosed proxy and to return it promptly in the pre-addressed envelope provided. Shareholders who attend the Meeting may revoke their proxies and vote their shares in person.

By Order of the Board of Directors /s/ Ehud Geller Ehud Geller, Executive Chairman of the Board of Directors November 13, 2026

65 Yigal Alon St. Tel Aviv, 6744316, Israel

PROXY STATEMENT

FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON DECEMBER 21, 2026

This Proxy Statement is furnished to the holders of ordinary shares, no nominal value per share, of the Company in connection with the solicitation by the Board of Directors of proxies for use at an Annual General Meeting of Shareholders (the “Meeting”), to be held on Monday, December 21, 2026 at 3:00 p.m. Israel time at the offices of the Company’s attorneys, Amit, Pollak, Matalon & Co., at APM House, 18 Raoul Wallenberg St., Building D, 6th floor, Ramat Hachayal, Tel Aviv, Israel, and at any adjournment or postponement thereof.

Throughout this Proxy Statement, we use terms such as “PRF”, “we”, “us”, “our” and the “Company” to refer to PRF Technologies Ltd. and terms such as “you” and “your” to refer to our shareholders.

Agenda Items

The agenda of the Meeting will be as follows:

1.	To approve the re-election of Mr. Asaf Shavit to the Board of Directors as a Class II director, so that following such re-election, his term shall expire in accordance with his class.

2.	To approve an increase of the Company’s authorized share capital by 12,000,000 ordinary shares, such that following the increase, the authorized share capital shall consist of a total of 24,000,000 ordinary shares, with no nominal value each, and to amend the Company’s amended and restated articles of association (the “Articles of Association”) accordingly.

3.	To approve a reverse split of the Company’s ordinary shares, with no nominal value each, at a ratio of 5-to-1, so that each five (5) ordinary shares of the Company, with no nominal value each, shall be recapitalized into one (1) ordinary share of the Company, with no nominal value each, and to amend the Company’s Articles of Association accordingly.

4.	To approve the terms of engagement of Mr. Efi Cohen-Arazi, a member of the Board of Directors, as the Company’s Interim Chief Executive Officer, through a company wholly owned by him, effective retroactively as of March 26, 2026.

5.	To approve the grant to Mr. Efi Cohen-Arazi, a member of the Board of Directors and the Company’s Interim Chief Executive Officer, of options to purchase 100,000 ordinary shares of the Company (on a pre-Reverse Split basis, or 20,000 ordinary shares following the Reverse Split, if approved and effected).

6.	To approve the re-appointment of Kesselman & Kesselman, Certified Public Accountants (Isr.), a member firm of PricewaterhouseCoopers International Limited (the “Auditors”), as the Company’s independent registered public accounting firm for the year ending December 31, 2026, and to authorize the Board of Directors, upon the recommendation of the Audit Committee, to determine the Auditors’ remuneration to be fixed in accordance with the volume and nature of their services to the Company for such fiscal year.

7.	To review and discuss our financial statements for the year ended December 31, 2025, and to transact such other business as may properly come before the Meeting.

Recent Developments

On September 24, 2026, the Company received a demand on behalf of S.H.N. Financial Investments Ltd. (“S.H.N.”), which reported holding approximately 5.7% of the Company’s voting rights, to convene a special general meeting of shareholders to remove the Company’s non-external directors and to elect three S.H.N. nominees. The Company rejected the demand. On November 2, 2026, S.H.N. commenced proceedings in the Tel Aviv District Court (Economic Division) seeking to require the Company to convene the special general meeting, and also seeks interim relief restricting certain Company actions pending such meeting. As of the date of this Proxy Statement, the court has not issued any order with respect to the petition or the requested interim relief.

Board Recommendation

Our Board of Directors recommends that you vote “FOR” all items.

Who Can Vote

Only holders of record of ordinary shares, no nominal value each (“ordinary shares”), of the Company as of the close of business on Thursday, December 17, 2026 (the “Record Date”) are entitled to receive notice of, and to vote at, the Meeting and any adjournment or postponement thereof. You are also entitled to notice of, and to vote at, the Meeting if you held ordinary shares through a bank, broker or other nominee that was one of our shareholders of record at the close of business on the Record Date, or that appeared in the participant listing of a securities depository on that date.

Quorum

A quorum shall be the presence of at least two (2) shareholders who hold at least twenty five percent (25%) of the voting rights (including through a proxy or voting instrument) within half an hour from the time the Meeting was designated to start. If within half an hour from the time designated for the Meeting a quorum is not present, the Meeting will stand adjourned to the same day in the following week, at the same time and place. If a quorum is not present at the adjourned meeting within half an hour from the time designated for its start, the adjourned meeting shall take place with any number of participants. This notice will serve as notice of such reconvened meeting if no quorum is present at the original date and time and no further notice of the reconvened meeting will be given to shareholders.

On all matters considered at the Meeting, abstentions and broker non-votes will not be treated as either a vote “for” or “against” the matter, although they will be counted to determine if a quorum is present. Broker non-votes occur when brokers that hold their customers’ shares in street name sign and submit proxies for such shares and vote such shares on some matters but not on others. This occurs when brokers have not received any instructions from their customers, in which case the brokers, as the holders of record, are permitted to vote on “routine” matters, but not on non-routine matters.

Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes.

Voting Required for Approval of the Proposals

Each ordinary share issued and outstanding as of the close of business on the Record Date is entitled to one vote at the Meeting. As of the close of business on Thursday, November 12, 2026, 3,499,144 ordinary shares were issued and outstanding.

Proposals 1, 2, 3 and 6 to be presented at the Meeting require the affirmative vote of holders of at least a majority of the voting power represented and voting on such proposal in person or by proxy on the matter presented for passage.

Each of Proposals 4 and 5 is subject to the affirmative vote of the holders of a majority of the voting power represented and voting on such proposal in person or by proxy. In addition, the shareholders’ approval must either include at least a majority of the ordinary shares voted by shareholders who are not controlling shareholders nor are they shareholders who have a personal interest in the approval of the proposal (excluding a personal interest that is not related to a relationship with the controlling shareholders), or the total ordinary shares of non-controlling shareholders and non-interested shareholders voted against the proposal must not represent more than 2% of the outstanding ordinary shares.

Under the Israeli Companies Law, 5759-1999 (the “Companies Law”), in general, you will be deemed to be a controlling shareholder if you have the power to direct our activities, otherwise than by reason of being a director or other office holder of ours, if you hold 50% or more of the voting rights in our Company or have the right to appoint the majority of the directors of the Company or its chief executive officer, and you are deemed to have a personal interest if any member of your immediate family or their spouse has a personal interest in the adoption of the proposal. In addition, you are deemed to have a personal interest if a company, other than PRF Technologies Ltd., that is affiliated to you has a personal interest in the adoption of the proposal. Such company is a company in which you or a member of your immediate family serves as a director or chief executive officer, has the right to appoint a director or the chief executive officer, or owns 5% or more of the outstanding shares. However, you are not deemed to have a personal interest in the adoption of the proposal if your interest in such proposal arises solely from your ownership of our shares, or to a matter that is not related to a relationship with a controlling shareholder.

According to the Companies Regulations (exemptions for companies whose securities are listed for trading on a stock exchange outside of Israel) 5760-2000 (the “Exemption Regulations for Companies Listed Abroad”), by signing and submitting the attached proxy card, you as a shareholder declare and approve that you have no personal interest in the adoption of Proposals 4 and 5, except if you notified the Company of such in writing. If you believe that you have a personal interest in Proposal 4 or Proposal 5, and you wish to inform the Company of such personal interest, you should submit such information in advance of voting to the Company at its registered offices at PRF Technologies Ltd., 65 Yigal Alon St., Tel Aviv 6744316, Israel, to the attention of Mr. Eyal Broder.

If you provide specific instructions (by marking the boxes) with regard to the proposals, your shares will be voted as you instruct. If you sign and return your proxy card or voting instruction form without giving specific instructions, your shares will be voted in accordance with the recommendations of our Board of Directors. The proxy holders will vote in their discretion on any other matters that properly come before the Meeting.

If you are a shareholder of record and do not return your proxy card, your shares will not be voted. If you hold shares beneficially in a street name, your shares will also not be voted at the meeting if you do not return your proxy card or voting instruction card to instruct your broker how to vote. This will be true even for a routine matter, as your broker will not be permitted to vote your shares in their discretion on any proposal at the meeting. For each proposal, a broker may only vote in accordance with instructions from a beneficial owner of shares.

Voting by Holders of Ordinary Shares

Ordinary shares that are properly voted, for which proxy cards are properly executed and returned within the deadline set forth below, will be voted at the Meeting in accordance with the directions given. If no specific instructions are given in such proxy cards, the proxy holder will vote in favor of the item(s) set forth in the proxy card. The proxy holder will also vote in the discretion of such proxy holder on any other matters that may properly come before the Meeting, or at any adjournment thereof. Where any holder of ordinary shares affirmatively abstains from voting on any particular resolution, the votes attaching to such ordinary shares will not be included or counted in the determination of the number of ordinary shares present and voting for the purposes of determining whether such resolution has been passed (but they will be counted for the purposes of determining the quorum, as described above).

Proxies submitted by registered shareholders and street shareholders (by returning the proxy card) must be received by us no later than 11:59 p.m., Eastern Time, on Friday, December 18, 2026, to ensure your representation at our Meeting.

The manner in which your shares may be voted depends on how your shares are held. If you own shares of record, meaning that your shares are represented by book entries in your name so that you appear as a shareholder on the records of Equiniti Trust Company, LLC (“Equiniti”) (i.e., you are a registered shareholder), our stock transfer agent, this Proxy Statement, the Notice of Meeting and the proxy card will be mailed to you by Equiniti. You may provide voting instructions by returning a proxy card. You also may attend the Meeting and vote in person, subject to our right to convert to a virtual only meeting format. If you own ordinary shares of record and you do not vote by proxy or in person at the Meeting, your shares will not be voted.

If you own shares in street name (i.e., you are a street shareholder), meaning that your shares are held by a bank, brokerage firm, or other nominee, you are then considered the “beneficial owner” of shares held in “street name,” and as a result, this Proxy Statement, the Notice of Meeting and the proxy card will be provided to you by your bank, brokerage firm, or other nominee holding the shares. You may provide voting instructions to them directly by returning a voting instruction form received from that institution. If you own ordinary shares in street name and attend the Meeting in person, you must obtain a “legal proxy” from the bank, brokerage firm, or other nominee that holds your shares in order to vote your shares at the Meeting and present your voting information card, subject to our right to convert to a virtual only meeting format.

Revocability of Proxies

Registered shareholders may revoke their proxy or change voting instructions before shares are voted at the Meeting by submitting a written notice of revocation to our Chief Financial Officer at ebroder@prf-tech.com or PRF Technologies Ltd., 65 Yigal Alon St., Tel Aviv 6744316, Israel, or a duly executed proxy bearing a later date (which must be received by us no later than the date set forth below) or by attending the Meeting and voting in person. A beneficial owner owning ordinary shares in street name may revoke or change voting instructions by contacting the bank, brokerage firm, or other nominee holding the shares or by obtaining a legal proxy from such institution and voting in person at the Meeting. If you are not planning to attend in person, to ensure your representation at our Meeting, revocation of proxies submitted by registered shareholders and street shareholders (by returning a proxy card) must be received by us no later than 11:59 p.m., Eastern Time, Friday, December 18, 2026.

Position Statement

To the extent you would like to submit a position statement with respect to the proposals described in this Proxy Statement pursuant to the Companies Law, you may do so by delivery of appropriate notice to the offices of our attorneys, Amit, Pollak, Matalon & Co., (Attention: Ronen Kantor, Adv.) located at APM House, 18 Raoul Wallenberg St., Building D, 6th floor, Ramat Hachayal, Tel Aviv, Israel, not later than ten days before the convening of the Meeting (i.e., Friday, December 11, 2026). Response of the Board of Directors to the position statement may be submitted not later than five days after the deadline for sending the position statement (i.e., Wednesday, December 16, 2026).

Cost of Soliciting Votes for the Meeting

We will bear the cost of soliciting proxies from our shareholders. Proxies will be solicited by mail and may also be solicited in person, by telephone or electronic communication, by our directors, officers and employees. We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the U.S. Securities and Exchange Commission (“SEC”) concerning the sending of proxies and proxy material to the beneficial owners of our shares.

Availability of Proxy Materials

Copies of the proxy card and voting instruction card, the Notice of the Annual General Meeting and this Proxy Statement are available at the “Investor Information” portion of our website, https://prf-tech.com/. The contents of that website are not a part of this Proxy Statement.

Reporting Requirements

We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers. We fulfill these requirements by filing reports with or furnishing reports to the SEC. Our filings are available to the public on the SEC’s website at http://www.sec.gov.

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this notice and proxy statement should not be taken as an admission that we are subject to the proxy rules under the Exchange Act.

PROPOSAL 1:

RE-ELECTION OF CLASS II DIRECTOR

Background

Under the Companies Law and our Articles of Association, the management of our business is vested in our Board of Directors. The Board of Directors may exercise all powers and may take all actions that are not specifically granted to our shareholders.

Our Articles of Association provide that the number of directors (including external directors) shall be not less than five (5) and not more than eight (8). Our Board of Directors currently consists of five directors, including two external directors.

In August 2024, an extraordinary general meeting of our shareholders approved an amendment to our Articles of Association, according to which the Board of Directors, excluding the external directors, if any (who shall be elected and serve in office in strict accordance with the provisions of the Companies Law, if so required by the Companies Law), shall consist of three classes of directors, which are appointed for fixed terms of office in accordance with the Companies Law and our Articles of Association, as follows: (i) the term of office of the initial Class I director shall expire at the first annual general meeting of our shareholders held in 2025 and when his successor is elected and qualified, (ii) the term of office of the initial Class II director shall expire at the first annual general meeting of our shareholders following the annual general meeting of our shareholders referred to in clause (i) above and when his successor is elected and qualified, and (iii) the term of office of the initial Class III directors shall expire at the first annual general meeting of our shareholders following the annual general meeting of our shareholders referred to in clause (ii) above and when their successor is elected and qualified.

Directors (other than external directors) may be elected only in annual general meetings of our shareholders. At each annual general meeting of our shareholders, each of the successors elected to replace the director of a class whose term shall have expired at such annual general meeting of our shareholders shall be elected to hold office until the third annual general meeting of our shareholders next succeeding his election and until his respective successor shall have been elected and qualified. Notwithstanding anything to the contrary, each director shall serve until his successor is elected and qualified or until such earlier time as such director’s office is vacated.

Directors so elected may not be dismissed from office by the shareholders or by a general meeting of our shareholders prior to the expiration of their term of office. The directors do not receive any benefits upon the expiration of their term of office.

The three classes of directors are Class I Director, Class II Director and Class III Director. Dr. Ehud Geller serves as our Class I Director until the close of the annual meeting to be held in 2028; Mr. Asaf Shavit serves as our Class II Director until the close of the annual meeting to be held in 2026; and Mr. Efi Cohen-Arazi serves as our Class III Director until the close of the annual meeting to be held in 2027.

All of the members of our Board of Directors, other than external directors, may be re-elected for an unlimited number of terms upon completion of their then-current term of office.

The director nominee, whose professional background is provided below, has advised us that he is willing, able, and ready to serve as a director if re-elected, and has delivered to the Company the declaration required under the Companies Law. We do not have any understanding or agreement with respect to the future election of the named nominee.

Mr. Asaf Shavit has served as a director of the Company since September 2025. Mr. Shavit has more than 35 years of experience providing audit, tax and financial advisory services to public and private companies, including public corporations and subsidiaries of foreign entities. His areas of expertise include audits of financial statements, budget planning and control, taxation, mergers and acquisitions, corporate liquidations, valuations, and complex cross-border and capital markets transactions. He currently serves as Managing Partner at Moalem-Shavit & Co., Certified Public Accountants, since 1995. Mr. Shavit currently serves as a member of our Audit Committee and Compensation Committee.

Proposed Resolution

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the re-election of Mr. Asaf Shavit as a director of the Company, to serve until his term expires in accordance with his Class II designation be, and hereby is, approved in all respects.”

Required Vote

Under the Companies Law and our Articles of Association, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required for this proposal.

Board Recommendation

The Board of Directors recommends a vote “FOR” the re-election of the foregoing director nominee.

PROPOSAL 2:

INCREASE OF THE COMPANY’S AUTHORIZED SHARE CAPITAL AND AN AMENDMENT OF

THE ARTICLES OF ASSOCIATION ACCORDINGLY

Background

Our authorized share capital currently consists of 12,000,000 ordinary shares, with no nominal value each. As of Thursday, November 12, 2026, there were 3,499,144 ordinary shares issued and outstanding, and an additional 508,289 ordinary shares issuable upon the exercise of outstanding warrants and options or available for future option grants or share awards. On November 13, 2026, our Board of Directors approved an increase of the total number of ordinary shares reserved for issuance under our 2019 Option Plan (the “2019 Option Plan”) to 350,000 ordinary shares (on a pre-Reverse Split basis) (the “Option Pool Increase”). In addition, pursuant to the Standby Equity Purchase Agreement, dated June 18, 2026, between the Company and YA II PN, Ltd. (“YA”) (the “SEPA”), we have the right, but not the obligation, to sell to YA up to $15.0 million of our ordinary shares from time to time, and we have registered for resale by YA up to 7,042,724 ordinary shares that may be issued under the SEPA. As of September 3, 2026, we had issued 457,276 ordinary shares to YA under the SEPA. Because the number of ordinary shares issuable under the SEPA depends on the market price of our ordinary shares at the time of each sale, the actual number of ordinary shares that we may issue under the SEPA cannot be determined in advance.

The proposal to increase the authorized share capital of the Company is designed to enable us to have sufficient authorized share capital for the upcoming years and in order that the increase in authorized share capital would allow us to meet our future business needs as they arise. These needs could include, among other things, the sale of shares in public and private offerings to raise additional capital, the purchase of property or assets, the acquisition of other companies, the use of shares for various equity compensation and other employee benefit plans and arrangements, the declaration of share splits or dividends, and other bona fide corporate purposes.

The possible future issuance of equity securities consisting of ordinary shares or securities convertible into ordinary shares could affect our current shareholders in a number of ways, including the following: (i) diluting the voting power of the current holders of ordinary shares; (ii) diluting the market price of the ordinary shares, to the extent that the new ordinary shares are issued and sold at prices below current trading prices of the existing ordinary shares, or if the issuance consists of equity securities convertible into ordinary shares, to the extent that the securities provide for the conversion into ordinary shares at prices that could be below current trading prices of the ordinary shares; and (iii) diluting the book value per share of the outstanding ordinary shares.

Increase in our Authorized Share Capital

We propose to increase our authorized share capital by an additional 12,000,000 ordinary shares, such that following the increase, our authorized share capital will consist of 24,000,000 ordinary shares, with no nominal value each.

After the increase, all ordinary shares issuable from our authorized share capital would have the same voting rights and rights to any dividends or other distributions by us as the ordinary shares currently issuable from our share capital.

Approval of Amendment of our Articles of Association

We are proposing to amend Article 4 of our Articles of Association as follows:

“4. The registered share capital of the Company consists of 24,000,000 ordinary shares with no nominal value each (hereinafter: “Ordinary Share”).”

Proposed Resolution

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to approve the increase to the Company’s authorized share capital by 12,000,000 ordinary shares, such that following the increase, the authorized share capital will consist of 24,000,000 ordinary shares, with no nominal value each, and to amend the Company’s Articles of Association accordingly.”

Required Vote

Under the Companies Law and our Articles of Association, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required for this proposal.

Board Recommendation

The Board of Directors recommends a vote “FOR” approval of the proposed resolution.

PROPOSAL 3:

REVERSE SHARE SPLIT OF THE COMPANY’S SHARE CAPITAL AND AN AMENDMENT OF

THE ARTICLES OF ASSOCIATION ACCORDINGLY

Background

We believe that maintaining the continued listing of our ordinary shares on the Nasdaq Capital Market is in the best interests of the Company and our shareholders, as it provides access to the public capital markets and enhances the liquidity of our ordinary shares.

As previously announced on November 12, 2026, on November 9, 2026, we received a letter from the Listing Qualifications Department of The Nasdaq Stock Market LLC notifying us that, because the closing bid price of our ordinary shares had been below $1.00 per share for 30 consecutive business days, we did not comply with the minimum bid price requirement of Nasdaq Listing Rule 5550(a)(2). Because we effected a 1-for-5 reverse share split on February 6, 2026, within the prior one-year period, we were not eligible for the customary 180-calendar day compliance period, and Nasdaq staff issued a determination to delist our securities from the Nasdaq Capital Market. We timely requested a hearing before a Nasdaq Hearings Panel, which stays any suspension or delisting action pending the Panel's decision, and our ordinary shares will continue to trade on the Nasdaq Capital Market under the symbol "PRFX" during that time. At the hearing, we intend to present a plan to regain compliance with the minimum bid price requirement, which may include, if necessary, a reverse share split. The Panel has discretion to grant us an exception of up to 180 days from the date of the delisting determination, or until May 8, 2027, to regain compliance; however, there can be no assurance that the Panel will grant our request for continued listing.

To assist in maintaining compliance with the continued listing requirements of the Nasdaq Capital Market, on November 12, 2026, the Company’s Board of Directors approved a proposal to effect a reverse share split of the Company’s ordinary shares at a ratio of 5-to-1 (the “Reverse Split”) and to amend our Articles of Association to effect such Reverse Split.

The Board of Directors believes that the Reverse Split is advisable and in the best interests of the Company and its shareholders because it is expected to increase the market price of the Company’s ordinary shares, thereby making the shares more attractive to a broader range of institutional and other investors. The Board of Directors further believes that the anticipated increase in the per share market price of the Company’s ordinary shares as a result of the Reverse Split may encourage greater investor interest and improve the marketability and liquidity of the Company’s ordinary shares.

Many brokerage firms and institutional investors have internal policies and practices that either prohibit them from investing in or recommending investments in low-priced stocks, or that tend to discourage individual brokers from recommending such securities to their customers. Additionally, some of these policies and practices may make the processing of trades in low-priced stocks economically unattractive to brokers. Because brokers’ commissions on low-priced stocks generally represent a higher percentage of the share price than commissions on higher-priced stocks, the current average price per share of the Company’s ordinary shares may result in shareholders paying transaction costs that represent a higher percentage of their total share value than would be the case if the share price were higher.

If the Reverse Split is approved by our shareholders, the Board of Directors will be authorized to implement the Reverse Split at a ratio of 5-to-1, to determine its effective date and to issue a press release announcing such effective date, and the Company will amend its Articles of Association to effect the Reverse Split. Under Nasdaq rules, the Company is required to notify Nasdaq of the Reverse Split at least ten (10) calendar days prior to its proposed market effective date.

If the Reverse Split is implemented, the exercise price and the number of ordinary shares issuable pursuant to outstanding warrants will be adjusted pursuant to the terms of the respective warrants in connection with the Reverse Split. Furthermore, upon completion of the Reverse Split, the number of ordinary shares issuable pursuant to the 2019 Option Plan (including following the Option Pool Increase), as well as the number of shares and exercise prices subject to outstanding options under the 2019 Option Plan, shall be appropriately adjusted.

No fractional shares will be issued as a result of the Reverse Split. Instead, the Board of Directors shall be authorized, at its discretion, to take such actions as it deems necessary or appropriate to address any fractional shares resulting from the proposed share consolidation and/or division, including, without limitation: (i) allocating additional shares to shareholders to round holdings to whole shares; (ii) determining that fractional entitlements shall not be consolidated into whole shares; (iii) issuing additional shares for consideration as determined by the Board of Directors to prevent fractional shares; or (iv) arranging for the transfer of shares among shareholders at a fair price, including through a trustee, to eliminate fractional shares.

If the Company’s shareholders do not approve the Reverse Split and the related amendment to the Company’s Articles of Association, the Company’s ordinary shares may be delisted from the Nasdaq Capital Market. If delisted, the Company’s ordinary shares may be quoted on an over-the-counter market, which is generally subject to less stringent reporting, disclosure and corporate governance standards than those required by Nasdaq and the SEC. This could result in reduced liquidity, lower trading volumes and increased price volatility. In addition, delisting could adversely affect the Company’s ability to attract institutional investors, raise additional capital and maintain analyst coverage. Accordingly, the Board of Directors recommends that shareholders approve the Reverse Split, to be effected on a date to be determined by the Board of Directors and announced by the Company, and the related amendment to the Articles of Association.

Implementation of Reverse Split

If our shareholders approve the Reverse Split, the number of authorized shares as well as the issued and outstanding ordinary shares would be reduced in a ratio of 5-to-1, so that each five (5) ordinary shares of the Company, with no nominal value each, shall be recapitalized into one (1) ordinary share of the Company, with no nominal value each. In addition, the number of authorized ordinary shares that the Company may issue will be reclassified and proportionately decreased in accordance with the Reverse Split ratio, so that following the Reverse Split, and giving effect, subject to the approval of the shareholders, to the increase in the registered share capital under Proposal 2, our registered share capital, which would have been 24,000,000 ordinary shares, with no nominal value each, shall become 4,800,000 ordinary shares, with no nominal value each.

Upon the implementation of the Reverse Split, we intend to treat shares held by shareholders through a bank, broker, custodian or other nominee in the same manner as registered shareholders whose shares are registered in their names. Banks, brokers, custodians or other nominees will be instructed to effect the Reverse Split for their beneficial holders holding our ordinary shares in street name. However, these banks, brokers, custodians or other nominees may have different procedures than registered shareholders for processing the Reverse Split. Shareholders who hold our ordinary shares with a bank, broker, custodian or other nominee and who have any questions in this regard are encouraged to contact their banks, brokers, custodians or other nominees.

Our registered holders of ordinary shares hold their shares electronically in book-entry form with the transfer agent. These shareholders do not have share certificates evidencing their ownership of their ordinary shares. They are, however, provided with a statement reflecting the number of shares registered in their accounts. Registered holders who hold shares electronically in book-entry form with the transfer agent will not need to take action (the exchange will be automatic) to receive whole shares of post-Reverse Split ordinary shares, subject to adjustment for treatment of fractional shares.

Certain Risks Associated with the Reverse Split

There are numerous factors and contingencies that could affect our price following the proposed Reverse Split, including the status of the market for our ordinary shares at the time, our reported results of operations in future periods, and general economic, market and industry conditions. Accordingly, the market price of our ordinary shares may not be sustainable at the direct arithmetic result of the Reverse Split. If the market price of our ordinary shares declines after the Reverse Split, our total market capitalization (the aggregate value of all of our outstanding ordinary shares at the then existing market price) after the split will be lower than before the split.

The Reverse Split may result in some shareholders owning “odd lots” of less than 100 ordinary shares on a post-split basis. Odd lots may be more difficult to sell, or require greater transaction costs per share to sell, than shares in “round lots” of even multiples of 100 shares.

Certain Material U.S. Federal Income Tax Consequences

The following is a summary of certain material U.S. federal income tax consequences of the Reverse Split to U.S. Holders (as defined below) of our ordinary shares. This summary does not purport to be a complete discussion of all of the possible U.S. federal income tax consequences. Further, it does not address the impact of the Medicare surtax on certain net investment income or the alternative minimum tax, U.S. federal estate or gift tax laws, any state, local or foreign income or other tax consequences or any tax treaties and does not address the tax treatment of any fractional shares that may result from the Reverse Split. Also, it does not address the tax consequences to holders that are subject to special tax rules, such as (i) persons who are not U.S. Holders; (ii) banks, insurance companies, or other financial institutions; (iii) regulated investment companies; (iv) tax-qualified retirement plans; (v) dealers in securities and foreign currencies; (vi) persons whose functional currency is not the U.S. dollar; (vii) traders in securities that use the mark-to-market method of accounting for U.S. federal income tax purposes; (viii) persons deemed to sell our ordinary shares under the constructive sale provisions of the Code; (ix) persons that acquired our ordinary shares through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan; (x) persons that hold our ordinary shares as part of a straddle, appreciated financial position, synthetic security, hedge, conversion transaction or other integrated investment or risk reduction transaction; (xi) persons that own, directly, indirectly or constructively, at any time, ordinary shares representing 5% or more of our voting power or value; (xii) certain former citizens or long-term residents of the United States; and (xiii) tax-exempt entities or governmental organizations.

As used herein, the term “U.S. Holder” means a beneficial owner of our ordinary shares that is (i) an individual citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) that is created or organized (or treated as created or organized) in or under the laws of the United States, any state thereof or the District of Columbia, (iii) an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source, or (iv) a trust if (x) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust, or (y) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

The discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations, administrative rulings and judicial authority as of the date hereof, all of which are subject to change or differing interpretations, possibly with retroactive effect.  This summary also assumes that the ordinary shares prior to the Reverse Split (the “Old Shares”) were, and the ordinary shares after the Reverse Split (the “New Shares”) will be, held as a “capital asset,” as defined within the meaning of Section 1221 of the Code (i.e., generally, property held for investment). The tax treatment of a U.S. Holder may vary depending upon the particular facts and circumstances of such U.S. Holder. Each shareholder is urged to consult with such shareholder's own tax advisor with respect to the tax consequences of the Reverse Split.

If a partnership (or other entity or arrangement classified as a partnership for U.S. federal income tax purposes) is the beneficial owner of our ordinary shares, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. Partnerships that hold our ordinary shares, and partners in such partnerships, should consult their own tax advisors regarding the U.S. federal income tax consequences of the Reverse Split.

We have not sought and will not seek any ruling from the Internal Revenue Service (“IRS”), or an opinion from counsel, with respect to the U.S. federal income tax consequences of the Reverse Split. Our view regarding the tax consequences of the Reverse Split is not binding on the IRS or the courts.  Moreover, there can be no assurance that the IRS or a court will agree with such statements and conclusions.

The Reverse Split is intended to constitute a “recapitalization” for U.S. federal income tax purposes. Therefore, subject to the discussion regarding passive foreign investment company (“PFIC”) status below, no gain or loss should be recognized by a U.S. Holder upon such U.S. Holder’s exchange (or deemed exchange) of Old Shares for New Shares pursuant to the Reverse Split.  The aggregate tax basis of the New Shares received (or deemed received) in the Reverse Split should be the same as the U.S. Holder’s aggregate tax basis in the Old Shares exchanged (or deemed exchanged) therefor. The U.S. Holder’s holding period for the New Shares should include the period during which the U.S. Holder held the Old Shares surrendered (or deemed surrendered) in the Reverse Split. U.S. holders that hold ordinary shares acquired on different dates and at different prices should consult their tax advisors regarding identifying the bases and holding periods of the particular ordinary shares they hold after the Reverse Split.

Pursuant to Section 1291(f) of the Code, to the extent provided in U.S. Treasury regulations, if a U.S. person transfers stock in a PFIC in a transaction that does not result in full recognition of gain, then any unrecognized gain is required to be recognized notwithstanding any nonrecognition provision in the Code. The U.S. Treasury has issued proposed regulations under Section 1291(f) of the Code, but they have not been finalized. The IRS could take the position that Section 1291(f) of the Code is effective even in the absence of finalized regulations, or the regulations could be finalized with retroactive effect. Accordingly, no assurances can be provided as to the potential applicability of Section 1291(f) of the Code to the Reverse Split.

We believe that we were not a PFIC for U.S. federal income tax purposes for our 2025 taxable year. Because PFIC status is determined annually and is based on our income, assets and activities for the entire taxable year, it is not possible to determine with certainty whether we will be characterized as a PFIC for the 2026 taxable year until after the close of the year. If we are treated as a PFIC with respect to a U.S. Holder for the 2026 taxable year and Section 1291(f) of the Code applies to the U.S. Holder’s exchange (or deemed exchange) of Old Shares for New Shares pursuant to the Reverse Split, the U.S. Holder may be required to recognize any gain realized on such exchange, in which case such gain generally would be subject to the “excess distribution” rules under Section 1291 of the Code. U.S. Holders are urged to consult their own tax advisors regarding the application of the PFIC rules to the Reverse Split.

Each shareholder should consult with his, her or its own tax advisor with respect to all of the potential tax consequences to such shareholder of the Reverse Split, including the applicability and effect of any state, local, and non-U.S. tax laws, as well as U.S. federal tax laws and any applicable tax treaties.

Certain Israeli Tax Consequences

The following discussion summarizing certain Israeli income tax consequences of the Reverse Split is based on the Israeli Income Tax Ordinance [New Version], 1961, as amended (the “Ordinance”), and the policy of the Israel Tax Authority (“ITA”) as currently in effect and is for general information only. The Ordinance and ITA policy are subject to change retroactively as well as prospectively. This summary does not purport to be a complete discussion of all the possible Israeli income tax consequences and is included for general information only.  Further, it does not address the tax treatment of any fractional shares that may result from the Reverse Split. Shareholders are urged to consult their own tax advisors to determine the particular consequences to them of the Reverse Split.

Generally, a reverse share split could be viewed for Israeli tax purposes as a sale of the ordinary shares held by each shareholder prior to the Reverse Split (the “Old Shares”), with the consideration being the new ordinary shares received in the Reverse Split (the “New Shares”). Such sale (or deemed sale) of ordinary shares will generally be viewed as a capital gain taxable event for Israeli tax purposes and will result in the recognition of capital gain or capital loss for Israeli income tax purposes, unless an applicable exemption is provided in Israeli tax law or under an applicable treaty for the prevention of double taxation that exists between the State of Israel and the country of residence of the shareholder.

However, Income Tax Ruling 15/07 issued by the ITA provides that if certain requirements are met, a reverse split would not be viewed as a capital gain taxable event and the aggregate tax basis of the New Shares received (or deemed received) in the Reverse Split will be the same as the shareholder’s aggregate tax basis in the Old Shares exchanged (or deemed exchanged) therefor. The shareholder’s holding period for the New Shares will include the period during which the shareholder held the Old Shares surrendered (or deemed surrendered) in the Reverse Split.  The requirements of the foregoing ruling are as follows: the Reverse Split shall apply the same conversion ratio for all Company shares and all of the Company’s shareholders; there will be no change in the shareholders’ rights (whether in their voting rights or rights for profits) as a result of the Reverse Split; the Reverse Split shall not include any consideration, compensation or other economic benefit (whether by cash or by cash equivalents) paid or accrued to the shareholders or to the Company; the economic value of all of the issued shares shall not be affected by the Reverse Split; and the Reverse Split will not effect any change other than the number of issued shares.  We believe that the Reverse Split meets the requirements of the foregoing ruling and accordingly, that the Reverse Split would not be viewed as a capital gain taxable event and the aggregate tax basis of the New Shares received (or deemed received) in the Reverse Split will be the same as the shareholder’s aggregate tax basis in the Old Shares exchanged (or deemed exchanged) therefor. The shareholder’s holding period for the New Shares will include the period during which the shareholder held the Old Shares surrendered (or deemed surrendered) in the Reverse Split. Our view regarding the tax consequences of the Reverse Split is not binding on the ITA or the courts.  Accordingly, each shareholder should consult with his, her or its own tax advisor with respect to all of the potential Israeli tax consequences to such shareholder of the Reverse Split.

THE U.S. AND ISRAELI TAX CONSEQUENCES OF THE REVERSE SPLIT MAY DEPEND UPON THE PARTICULAR CIRCUMSTANCES OF EACH SHAREHOLDER.  ACCORDINGLY, EACH SHAREHOLDER IS ADVISED TO CONSULT THE SHAREHOLDER’S TAX ADVISOR WITH RESPECT TO ALL OF THE POTENTIAL TAX CONSEQUENCES TO THE SHAREHOLDER OF THE REVERSE SPLIT.

Proposed Resolution

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to approve a reverse share split of the Company’s ordinary shares at a ratio of 5-to-1, and to amend the Company’s Articles of Association accordingly.”

Required Vote

Under the Companies Law and our Articles of Association, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required for this proposal.

Board Recommendation

The Board of Directors recommends a vote “FOR” approval of the proposed resolution.

PROPOSAL 4:

TERMS OF ENGAGEMENT OF THE COMPANY’S INTERIM CHIEF EXECUTIVE OFFICER

Background

On February 25, 2026, the Board of Directors appointed Mr. Efi Cohen-Arazi as the Company’s Interim Chief Executive Officer, replacing Dr. Ehud Geller, who continues to serve as Executive Chairman of the Board of Directors. In connection with this appointment, Mr. Cohen-Arazi resigned from the Audit Committee and the Compensation Committee, but continues to serve as a member of the Board of Directors. On March 26, 2026, our Compensation Committee and Board of Directors approved, subject to shareholder approval, the terms of engagement of Mr. Cohen-Arazi, through a company wholly owned by him (the “Service Provider”), and the shareholders are now requested to approve such terms effective retroactively as of such date.

Under the Companies Law, the terms of office and engagement of a chief executive officer, and of a director, require the approval of the compensation committee, the board of directors and the shareholders of the Company.

Under the engagement, the Service Provider provides, exclusively through Mr. Cohen-Arazi, interim chief executive officer services to the Company on a part-time, non-exclusive basis, reporting to the Board of Directors. The principal terms of the engagement (the “CEO Engagement Terms”) are as follows: (i) an annual fee of US$132,000, plus VAT, payable in twelve (12) equal monthly installments of US$11,000, plus VAT, each; (ii) eligibility for an annual bonus, subject to the approval of the Compensation Committee and the Board of Directors and not to exceed the maximum annual bonus permitted for the chief executive officer under the Company’s compensation policy for office holders, adopted in accordance with the Companies Law (the “Compensation Policy”); (iii) a ninety (90) day prior notice period for termination by either party (other than termination by the Company for cause); and (iv) other customary terms and conditions applicable to the Company’s office holders, in accordance with the Compensation Policy.

The Compensation Committee and the Board of Directors determined that the CEO Engagement Terms are consistent with the Company’s Compensation Policy and are fair and reasonable, taking into account, among other things, the scope of Mr. Cohen-Arazi’s responsibilities and the part-time, interim nature of the engagement.

Proposed Resolution

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to approve the terms of engagement of Mr. Efi Cohen-Arazi as the Company’s Interim Chief Executive Officer, through a company wholly owned by him, effective retroactively as of March 26, 2026, upon the terms described above.”

Required Vote

Under the Companies Law and our Articles of Association, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required for this proposal. In addition, the shareholders’ approval must either include at least a majority of the ordinary shares voted by shareholders who are not controlling shareholders nor are they shareholders who have a personal interest in the approval of the terms of engagement of Mr. Efi Cohen-Arazi as the Company’s Interim Chief Executive Officer, or the total ordinary shares of non-controlling shareholders and non-interested shareholders voted against this proposal must not represent more than 2% of the outstanding ordinary shares.

Please note that according to the Exemption Regulations for Companies Listed Abroad by signing and submitting the attached proxy card, you as a shareholder declare and approve that you neither are a controlling shareholder nor have a personal interest in the adoption of Proposal 4, except if you notified the Company of such in writing. If you believe that you have a personal interest in Proposal 4, and you wish to inform the Company of such personal interest, you should submit such information in advance of voting to the Company at its registered offices at PRF Technologies Ltd. 65 Yigal Alon St., Tel Aviv 6744316, Israel, to the attention of Mr. Eyal Broder.

Board Recommendation

The Board of Directors recommends a vote “FOR” approval of the proposed resolution.

PROPOSAL 5:

GRANT OF OPTIONS TO THE COMPANY’S INTERIM CHIEF EXECUTIVE OFFICER

Background

On November 13, 2026, our Compensation Committee and Board of Directors approved, subject to shareholder approval, the grant to Mr. Efi Cohen-Arazi, a member of the Board of Directors and the Company’s Interim Chief Executive Officer, of 100,000 options to purchase 100,000 ordinary shares of the Company under the 2019 Option Plan (the “CEO Options”). The CEO Options will be issued under the following terms: (i) all CEO Options shall vest over a two (2) year period on a quarterly basis, with one-eighth (1/8) of the total CEO Options vesting at the end of each three-month period following the date of the Board of Directors’ approval, subject to Mr. Cohen-Arazi’s continued service with the Company through each applicable vesting date; and (ii) the exercise price shall be equal to the average share price of the Company’s shares during the thirty (30) trading days prior to the date of the Board of Directors’ approval.

The number of CEO Options and the exercise price thereof are stated on a pre-Reverse Split basis and shall be proportionately adjusted in accordance with the terms of the 2019 Option Plan if the Reverse Split under Proposal 3 is approved and effected, such that, following a Reverse Split at a ratio of 5-to-1, the CEO Options would be exercisable into 20,000 ordinary shares at an exercise price equal to five (5) times the exercise price determined as set forth above.

In order to allow for the grant of the CEO Options and future grants, on November 13, 2026, the Board of Directors approved the Option Pool Increase, increasing the total number of ordinary shares reserved for issuance under the 2019 Option Plan to 350,000 ordinary shares (on a pre-Reverse Split basis).

The Compensation Committee and the Board of Directors determined that the grant of the CEO Options is consistent with the Compensation Policy and is fair and reasonable, taking into account, among other things, Mr. Cohen-Arazi’s role and contribution to the Company and the desire to align his interests with those of the Company’s shareholders.

Proposed Resolution

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to approve the grant to Mr. Efi Cohen-Arazi of 100,000 options to purchase 100,000 ordinary shares of the Company on a pre-Reverse Split basis, which, if the Reverse Split is approved and effected, shall be adjusted to 20,000 options to purchase 20,000 ordinary shares of the Company, upon the terms described above.”

Required Vote

Under the Companies Law and our Articles of Association, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required for this proposal. In addition, the shareholders’ approval must either include at least a majority of the ordinary shares voted by shareholders who are not controlling shareholders nor are they shareholders who have a personal interest in the approval of the grant of the CEO Options, or the total ordinary shares of non-controlling shareholders and non-interested shareholders voted against this proposal must not represent more than 2% of the outstanding ordinary shares.

Please note that according to the Exemption Regulations for Companies Listed Abroad by signing and submitting the attached proxy card, you as a shareholder declare and approve that you neither are a controlling shareholder nor have a personal interest in the adoption of Proposal 5, except if you notified the Company of such in writing. If you believe that you have a personal interest in Proposal 5, and you wish to inform the Company of such personal interest, you should submit such information in advance of voting to the Company at its registered offices at PRF Technologies Ltd. 65 Yigal Alon St., Tel Aviv 6744316, Israel, to the attention of Mr. Eyal Broder.

Board Recommendation

The Board of Directors recommends a vote “FOR” approval of the proposed resolution.

PROPOSAL 6:

APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS AND

 AUTHORIZATION OF THE BOARD, UPON THE RECOMMENDATION OF THE AUDIT

COMMITTEE, TO DETERMINE THE AUDITORS’ REMUNERATION TO BE FIXED IN

ACCORDANCE WITH THE VOLUME AND NATURE OF THEIR SERVICES TO THE COMPANY

FOR SUCH FISCAL YEAR

Background

It is proposed to approve the re-appointment of Kesselman & Kesselman, Certified Public Accountants (Isr.), a member firm of PricewaterhouseCoopers International Limited, as the Company’s independent registered public accounting firm for the year ending December 31, 2026 and until the Company’s next annual general meeting of shareholders, and to authorize the Board of Directors, upon the recommendation of the Audit Committee, to determine the Auditors’ remuneration in accordance with the volume and nature of their services to the Company for such fiscal year.

The following table provides information regarding fees paid or to be paid by us to Kesselman & Kesselman, for all services, including audit services, for the years ended December 31, 2025 and 2024:

	Year Ended December 31,
	2025	2024
(USD in thousands)
Audit fees (1)	125	120
Audit-related fees(2)	34	83
Tax fees	-	-
All other fees	-	-
Total	159	203

(1)

The audit fees for the years ended December 31, 2025 and 2024 include professional services rendered in connection with the audit of our annual consolidated financial statements and the review of our interim consolidated financial statements, statutory audits of the Company.

(2)	Issuance of consents and assistance with review of documents filed with the SEC.

Proposed Resolution

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to approve the re-appointment of Kesselman & Kesselman, Certified Public Accountants (Isr.), a member firm of PricewaterhouseCoopers International Limited, as the Company’s independent registered public accounting firm for the year ending December 31, 2026 and until the Company’s next annual general meeting of shareholders, and to authorize the Board of Directors, upon the recommendation of the Audit Committee, to determine the Auditors’ remuneration in accordance with the volume and nature of their services to the Company for such fiscal year.”

Required Vote

Under the Companies Law and our Articles of Association, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required for this proposal.

Board Recommendation

The Board of Directors recommends a vote “FOR” approval of the proposed resolution.

OTHER BUSINESS

Other than as set forth above, as of the mailing of this Proxy Statement, management knows of no business to be transacted at the Meeting, but, if any other matters are properly presented at the Meeting, the persons named in the attached form of proxy will vote upon such matters in accordance with their best judgment.

By Order of the Board of Directors /s/ Ehud Geller Ehud Geller, Executive Chairman of the Board of Directors November 13, 2026